Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

December 7, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Gran Tierra Energy Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 8, 2006
File No. 333-132352

Amendment No. 1 to Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005
Filed July 18, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letters to Dana Coffield dated August 8, 2006 and August 31, 2006 with respect to the above-referenced filings. Our responses to your comments from the letter dated August 8, 2006 appear first as numbers 1 to 6, on pages 2 to 9. Our responses to your comments from the letter dated August 31, 2006 are set forth as numbers 1 to 26, on pages 9 to 17. The Company is simultaneously filing Amendment No. 3 to Registration Statement No. 333-132352 and Amendment No. 3 to Form 10-KSB.

We have set forth below the comments in your letters of August 8, 2006 and August 31, 2006 in italics with the Company’s responses to each.

Responses to August 8, 2006 Comments

Form SB-2/A Filed April 21, 2006

General

1.
We note from your response to prior comment 9 in our letter dated May 10, 2006 that you will defer filing an amendment to your registration statement until you resolve uncertainties surrounding your previously announced plans to acquire various entities. Although you state that you will file any required financial statements for acquired businesses, please understand the requirement for purposes of the registration statement also extends to businesses to be acquired, prior to acquisition, when probable. In all instances that you have filed Form 8-Ks announcing agreements to acquire businesses that you believe are not sufficiently certain to be considered probable of occurring, you should promptly amend those filings to clarify your views as they presently stand.

December 7, 2006

RESPONSE: The Company deferred filing an amendment to its registration statement until August 8, 2006. In connection with the filing of the Company’s amended registration statement, the Company provided the financial statements of Argosy Energy International along with the related pro forma financial information required by Item 310 (c) and (d) of Regulation S-B. In addition, the Company filed a current report on Form 8-K on June 21, 2006, to disclose the completion of the acquisition of Argosy Energy and filed an amendment to that current report on August 21, 2006, to provide the financial statements and pro forma financial information required under Item 9.01 of Form 8-K. The Company has filed an amendment to its current report on Form 8-K to include pro forma financial information for the quarter ended September 30, 2006 and to make other revisions to the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. The Company has also amended its Form SB-2/A on pages F-63 to F-113 to include the revised financial statements and pro forma financial information provided in the Form 8-K/A.

On August 8, 2006, the Company filed an amendment to its current report on Form 8-K relating to the acquisition of the CGC properties and provided timely disclosure regarding the status of the CGC asset acquisitions. On October 24, 2006, the Company filed a current report on Form 8-K to disclose that court approval to dispose the CGC assets in Argentina was granted. On November 7, 2006, the Company filed a current report on Form 8-K to disclose the purchase of interests in four properties (a 93.18% participation in the Valle Morado Block, a 100% interest in the Santa Victoria Block and the remaining 50% interests in the Nacatimbay and Ipaguazu Blocks (in which the Company currently holds 50% interests)) for a total purchase price of $2.1 million. On December 5, 2006, the Company filed a current report on Form 8-K to disclose the purchase of the 75% interest in the El Chivil block and a 75% participation interest in the Surubi block for total purchase price of $2.5 million. The Company also disclosed that its board of directors reached a final determination not to pursue the acquisition of CGC’s 17.85% interest in the Palmar Largo joint venture and the 5% participation interest in the Aguarague joint venture, and that it would allow the Company’s option to acquire these interests to expire by its terms on December 5, 2006.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

Financial Statements, page 20

General

2.
We note your response to prior comment 24 in our letter dated May 10, 2006 in which you explain that you did not acquire substantially all the assets of Don Won Corporation. Please tell us what percent of the net assets, revenues and related results of operations and cash flows of Don Won Corporation you obtained when you acquired the 14 percent interest in the Palmar Largo joint venture and the 50 percent interests in the Nacatimbay and Ipaguazu concessions.

We continue to believe complete financial statements of the predecessor entity are necessary to satisfy the requirements of Item 310(c) of Regulation S-B; therefore, if you acquired only a component of the business of Don Won Corporation, you should present

December 7, 2006

financial statements of the acquired component. These carve out financial statements should be prepared in accordance with the guidance provided at SAB Topic 1:B:1 and should include a complete balance sheet, income statement and statement of cash flows.

As previously indicated, the accommodation for presenting Statements of Gross Revenues and Direct Lease Operating expenses in lieu of presenting complete financial statements is not generally extended to situations calling for the financial statements of a predecessor entity.

RESPONSE: Pursuant to a conversation with the Staff, the Company has included audited financial statements for the nine-month period ended September 30, 2006 on pages F-20 to F-41 of its amended Form SB-2. With the inclusion of the audited financial statements for the nine month period ended September 30, 2006, one complete year of financial statements for the Company which include the Argentina acquisitions will have been audited and included in the SB-2.

In addition, the Schedule of Revenues, Royalties and Operating Costs corresponding to the 14% interests in the Palmar Largo joint venture for the eight month period ended August 31, 2005 and the years ended December 31, 2004 and December 31, 2003 have been audited. The Company has filed the report of their independent registered public accountants with the SB-2, which report reflects the fact that such Schedules of Revenues, Royalties and Operating Costs have been audited.

Note 1—Description of Business and Going Concern, page 26

3.
We note your response to prior comment 28 in our letter dated May 10, 2006 in which you explain that you had a statutory right to acquire the remaining shares of Gran Tierra Canada on the same terns and conditions as the initial share exchange. However, you did not tell us why you did not account for the purchase of the remaining shares of Gran Tierra Canada as an acquisition of a minority interest. Please explain to us why you did not account for the acquisition of this non-controlling interest under the purchase method in accordance with paragraph 14 of SFAS 141.

RESPONSE: The Company did not account for the purchase of the remaining shares of Gran Tierra Canada as an acquisition of a minority interest because the purchase of those remaining shares occurred simultaneously with the purchase of all of the other shares of Gran Tierra Canada’s capital stock. First, Goldstrike Exchange Co. acquired substantially all of Gran Tierra Canada’s capital stock. Second, immediately following that acquisition, Goldstrike Exchange Co. acquired the remaining shares of Gran Tierra Canada outstanding after the initial share exchange. In theory, these two transactions occurred one after the other; however, the closing of the transactions was simultaneous.

As a result of these two parts of the larger acquisition transaction whereby Goldstrike Exchange Co. acquired all of the capital stock of Gran Tierra Canada and Goldstrike Inc. changed its name to Gran Tierra Energy Inc. and assumed the management and business operations of Gran Tierra Canada, Gran Tierra Canada became a wholly-owned subsidiary of Gran Tierra Energy Inc.

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Thus, the combination of Gran Tierra Canada and Goldstrike Inc. was a reverse merger in which a private company (Gran Tierra Canada) merged into a non-operating public shell company (Goldstrike Inc.). The owners and management of Gran Tierra Canada maintained effective control of the company and the shareholders of Goldstrike Inc. continued as passive investors.
The Company has revised its Form 10-KSB on page 26 and its Form SB-2/A on pages 1, 65 and F-47 to clearly and consistently state that the purchase of the Gran Tierra Canada capital stock by Goldstrike Exchange Co. in two steps was part of a single transaction, whereby Gran Tierra Canada became a wholly-owned subsidiary of Goldstrike Inc.

Prior to the reverse takeover transaction, Goldstrike Exchange Co. was created as a wholly owned subsidiary of Goldstrike Inc. Gran Tierra Canada was a private company not under the control of Goldstrike. At the time of the reverse takeover transaction, Goldstrike Exchange Co. issued exchangeable shares to shareholders of Gran Tierra Canada who elected to receive exchangeable shares, in consideration for the transaction. Simultaneously, Goldstrike Inc. issued common shares to purchase the remaining shares of Gran Tierra Canada. Immediately prior to the transaction, Gran Tierra Canada was not a subsidiary of Goldstrike or Goldstrike Exchange Co.

Paragraph 14 of SFAS 141 requires acquisition of some or all of the noncontrolling equity interests in a subsidiary by a parent or another subsidiary to be accounted for using the purchase method. Paragraph 14 directs the reader to paragraphs A5-A7 for further guidance.

-
Paragraph A5 references Technical Bulletin 85-5 which addresses how a parent company accounts for a minority interest in an exchange of stock between two of its subsidiaries if one or both of the subsidiaries are partially owned. Prior to the reverse acquisition transaction which occurred on November 10, 2005, Goldstrike Exchange Co. was a wholly owned subsidiary of Goldstrike Inc., and Gran Tierra Canada was a separate private company. In connection with the reverse acquisition transaction, Goldstrike Exchange Co. acquired all of the capital stock of Gran Tierra Canada, resulting in Gran Tierra Canada becoming a wholly-owned subsidiary of Goldstrike Inc., and as a result Paragraph A5 does not apply.

-
The reverse acquisition transaction between Goldstrike Inc. and Gran Tierra Canada, whereby Goldstrike Inc. acquired all of the capital stock of Gran Tierra Canada is not a transaction described in, or contemplated by Paragraph A6 which relates to the acquisition of a minority interest.

-
Paragraph A7 relates to a transaction whereby a subsidiary exchanges its common stock for the outstanding voting common stock of its parent. In the reverse acquisition transaction between Goldstrike Inc. and Gran Tierra Canada, Goldstrike Exchange Co. issued Exchangeable shares to the shareholders in Gran Tierra Canada that elected to receive them and Goldstrike Inc. issued its common stock for the remaining shareholders who elected to receive Goldstrike Inc. shares. Prior to this transaction, Gran Tierra Canada was not a subsidiary of Goldstrike Inc. There was no exchange of common shares between Goldstrike Exchange Co. and Goldstrike Inc. as part of the transaction.

December 7, 2006

The SEC Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 Section I-F references a December 1989 consensus by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants which indicates that the post reverse-acquisition comparative historical financial statements furnished for the “legal acquirer” should be those of the “legal acquiree” (ie. the “accounting acquirer”), with appropriate disclosure concerning the change in the capital structure effected at the acquisition date.

The specific circumstances of EITF 90-13 do not apply to the reverse acquisition transaction between Goldstrike Inc. and Gran Tierra Canada because EITF 90-13 stipulates that all parties to the transaction be substantive operating entities. Neither Goldstrike Inc. nor Goldstrike Exchange Co. were substantive operating entities and therefore EITF 90-13 is not applicable.

Note 3—Capital Assets, page 33

4.
We have read your response to prior comment 31 in our letter dated May 10, 2006 in which you explain that the materials and supplies included in capital assets will be used in drilling capital projects. However, in your response to prior comment 61 in our letter dated April 7, 2006 you state that the materials and supplies will be used for oil and gas production.

We do not object to your current presentation to the extent these materials, when put to use, will be classified as a long-term asset. However, if your intent is to use these materials in the production of oil and gas, and you will charge the cost of the materials to expense as incurred, these costs should be classified as either inventory or prepaid costs on your balance sheet.

Please disclose how you intend to use the costs you have classified as materials and supplies in your oil and gas operations; and modify your presentation if necessary to comply with the guidance above.

RESPONSE: Our response to prior comment 61 in your letter dated April 7, 2006 incorrectly described the use of the materials and supplies included in capital assets.  The materials and supplies included in capital assets will be used in drilling capital projects, and will not be used in oil and gas operations. These costs do not need to be classified as either inventory or prepaid costs because they will be classified as a long term asset when put to use. The Company has revised Footnote 3 to the consolidated financial statements for the period from incorporation on January 26, 2005 to December 31, 2005 on Form 10-KSB/A and Form SB-2/A to state that the materials and supplies will be used in drilling capital projects and as such are classified as capital assets.

Note 4—Share Capital, page 34

Share capital, page 34

December 7, 2006

5.
We understand from your response to prior comments 28 and 32 in our letter dated May 10, 2006, that the holders of the exchangeable shares have the same rights and preference as holders of the common shares. Please disclose this information, if true.

RESPONSE: The Company has revised Footnote 4 to the consolidated financial statements for the period from incorporation on January 26, 2005 to December 31, 2005 on page 34 of Form 10-KSB/A and on page F-55 of Form SB-2 to disclose that the holders of exchangeable shares have the same rights and preferences as holders of the Company’s common stock.

Warrants, page 34

6.
We note that you recently completed a private placement of 50,000,000 units, each consisting of one share of common stock and one warrant to purchase one-half share of common stock. We also note that these units are subject to registration rights agreements which require you to register the shares of common stock and shares of common stock underlying the warrants.

It is our understanding that you will be liable for significant penalties in the event the registration statement is not effective by a certain date, or if you fail to maintain the effectiveness of the registration statement for a specified period of time. In addition, we note the holders of the units may exercise all or any part of the warrants in a cashless exercise. Terms such as these typically result in the warrants being treated as a derivative liability under the guidance of EITF 00-19 and SFAS 133.

Please explain to us how you intend to report and account for the warrants, with reference to the specific passages within this guidance that you believe would be applicable in your situation. Please ensure that you address how the cashless exercise feature and the significant penalties will impact your accounting treatment.

RESPONSE: In connection with the Company's private placement of 50,000,000 units, which consist of one share of common stock and one warrant to purchase one-half share of common stock, the Company entered into a Securities Purchase Agreement ("SPA"). Although the warrant meets the definition of a derivative under SFAS 133, it also meets the scope exception under paragraph 11(a). There are no provisions in the Company's SPA requiring cash settlement or providing for the option to cash settle the warrants.

Emerging Issues Task Force (EITF) 00-19 further clarifies the Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock. Paragraphs 12 through 32 specifically address Additional Considerations Necessary for Equity Classification, and are addressed with relation to the Company’s warrants as follows. The following should be read in conjunction with EITF 00-19.

The Company can only deliver shares to settle the warrant contract, and there are no net cash settlement provisions; therefore, paragraph 12 does not apply.

Paragraph 13 directs the reader to consider the necessary conditions in paragraphs 14-32 to

December 7, 2006

clarify whether any cash settlement is involved.

As allowed in Paragraph 14 of EITF 00-19, the Company's SPA allows it to deliver unregistered shares in settling the warrants.

Paragraph 15 specifies that the number of shares to be used to settle the contract be determined using “commercially reasonable means”. The market price of the Company’s shares is the vehicle used in the contract to determine the number of shares to be issued, and that is specifically allowed in paragraph 15.

Pursuant to the SPA, should registration not be obtained within 120 days of the issue of the warrants (or 150 days if an SEC review occurs), until registration is effective as partial relief for damages suffered by the investors, the Company shall pay to each investor an amount in cash, as liquidated damages and not as a penalty, as follows:

- 1% of the purchase price for the 1st month after the mandatory effective date

- 1.5% of the purchase price for the 2nd and 3rd month after the mandatory effective date

- 2% of the purchase price for the 4th and 5th months after the mandatory effective date and

- ½% increase each quarter thereafter

The total amount of liquidated damages shall not exceed 25% of the purchase price for the units. Paragraph 16 of EITF 00-19 states that “in the case of delivery of unregistered shares a discount from the value of corresponding registered shares that is a reasonable estimate of the difference in fair values between registered an unregistered shares (that is the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty."

The maximum liquidated damages the Company may be required to pay under the SPA would not affect its ability to settle the warrant contracts in shares. The Company, with the assistance of an independent valuation firm, conducted a valuation to determine the difference in value between a registered and unregistered share. The outside firm performed a valuation analysis based on components of the $1.50 unit. This unit analysis resulted in an implied restricted stock price of $0.67 per share on the initial closing date of June 20, 2006. In order to determine the value of a registered share, the Company referred to the first trading date after the issue of shares in the private placement, which was June 21, 2006. The closing price of those registered shares was $2.96 which implied a discount of 77.4% for unregistered shares. Moreover, the outside firm utilized a comparison of restricted stock studies, IPO studies, and a put option approach, which yielded a discount ranging between 26% (for companies with a share price volatility of 65%) to 35% (for companies with a volatility of 85%, which closely compares to the calculated volatility of the Company's stock).

The Company's SPA states that the maximum liquidated damages payable are 25%. As these

December 7, 2006

liquidated damages are less than the discount on unregistered shares, the Company concluded that such liquidated damages were not onerous nor would they call into question its ability to settle the warrant contracts in shares.

The contract allows the Company to deliver unregistered shares; therefore, the provisions in paragraph 17 dealing with delivery of registered shares only do not apply.

Pargraph 18 does not apply to the provisions of the Company’s warrant contract, as the underlying shares were not registered at the inception of the transaction.

The Company has sufficient authorized unissued shares outstanding to settle outstanding warrants. According to EITF 00-19, paragraph 19, if the Company has sufficient authorized unissued common stock outstanding to settle all contracts, equity classification can be maintained. The cashless exercise provision also allows for the delivery of unregistered shares, and according to the provisions of the cashless exercise the number of shares to be issued under cashless exercise is as follows:

X	=		Y * (A - B) A

with	X	=	The number of Warrant Shares to be issued to the Holder

	Y	=	The number of Warrant Shares with respect to which the Warrant is being exercised

	A	=	The fair value per share of Common Stock on the date of exercise of this Warrant

	B	=	The then current Exercise Price of the Warrant

The underlying principle is that A > B, meaning (A - B)/A < 1

According to this calculation, the maximum number of shares to be issued to the holder under exercise of the warrants is determinable, and cannot exceed the maximum number of shares that would be issued under a regular exercise for cash (i.e. 25,000,000). The Company has 300,000,000 shares of common stock authorized, with 95,455,765 shares currently issued and outstanding. The Company has reserved 36,986,915 shares for issuance upon exercise of the Company's convertible securities, which includes 25,000,000 shares of common stock reserved for issuance upon the exercise of the June 20, 2006 warrants. Accordingly, the Company has 167,557,320 authorized, unissued and unreserved shares available for issuance.

Paragraphs 20-24 deal with the condition that the contract contains an explicit limit on the number of shares to be issued to settle the contract. The contract specifies that a ½ share of the Company is deliverable for settlement of each warrant contract. Plus, as specified in the calculation above, it is possible to determine the maximum number of shares issuable under the cashless exercise provisions of the contract. This satisfies all conditions in paragraphs 20-22. Since the company has enough authorized shares to settle all of the warrant contracts, paragraph

December 7, 2006

23 (dealing with excess obligations) does not apply. The Company did not have warrants contracts existing on September 20, 2006, so paragraph 24 does not apply.

The next necessary condition is that there are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. There are no such provisions in the Company’s warrant contract; therefore, paragraph 25 does not apply.

The next condition (dealt with in paragraph 26) is that there are no “top off’ or “make whole” provisions in the contract. There are no such provisions in the Company’s contract; therefore, this paragraph does not apply.

Paragraphs 27 and 28 again deal with conditions within the contract that require net cash settlement. Since the Company’s contract has no provisions that require net cash settlement, paragraphs 27 and 28 do not apply.

The condition addressed by paragraphs 29-31 is that there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract . The Company’s warrant contract does not grant any special rights to the holders of the warrant contract that are higher than those of the common shares underlying the contract; therefore, paragraphs 29-31 do not apply.

Finally, the condition in paragraph 32 is that there is no requirement in the contract to post collateral at any point for any reason. There is no collateral provision in the Company’s warrant contract; therefore, paragraph 32 does not apply.

Responses to August 31, 2006 Comments

General

1.	Please respond to the comments included in our letter dated August 8, 2006 in conjunction with your response to the comments included in this letter.

RESPONSE: Our responses to your letter dated August 8, 2006 are set forth above on pages 2 to 9 of this letter.

2.
Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation S-B. Please also correspondingly update your disclosure in the Management's Discussion and Analysis section, specifically in the plan of operations and liquidity sections.

RESPONSE: The Staff’s comment is noted and updated financial information is included in the registration statement to comply with Item 3-10(g) of Regulation S-B. The Company has also updated its disclosure in the Management’s Discussion and Analysis section beginning on page 56 of the Form SB-2/A.

3.	We note that you refer to the three private placements, two of which had multiple

December 7, 2006

closings, discussed on page 2 of the Summary section by different terminology throughout the SB-2. Please revise your disclosure to used defined terms, and use them consistently throughout the document. We note especially that in several footnotes to the Selling Stockholders table on pages 21-26 the private placements are referred to as the "first offering," "second offering," and "third offering," but it is unclear as to which offering you are referring due to the multiple closings.

RESPONSE: The Company has defined the three private placements on page 2 of the Form SB-2/A and has used the defined terms consistently throughout the registration statement, including the footnotes to the Selling Stockholders table.

Summary

Our Company, page 1

4. Please add a brief description of the company's business.

RESPONSE: The Company has included a brief description of the Company’s business on page 1 of the Form SB-2/A.

Recent Developments, page 2

5.
We note your responses to prior comments 3 and 5. In the fourth paragraph under this section, it appears that the first three sentences are repeated in the sentences that follow. Please advise or revise.

RESPONSE: The Company has revised page 2 of the Form SB-2/A to remove the repeated sentences.

6.	We note that you make reference to a "Closing Date" in the sixth paragraph of this section, but it does not appear that this term is defined. Please advise or revise.

RESPONSE: The Company has revised page 2 of the Form SB-2/A so that “Closing Date” does not appear as a defined term.

7.
We note your response to our prior comment 4 and acknowledge receipt of a Confidential Private Placement Memorandum dated August 31, 2005, a Canadian Offering Memorandum dated August 31, 2005 and a Confidential Private Placement Memorandum dated October 12, 2005. It does not appear that we received the offering memorandum relating to the third private placement. Please advise.

RESPONSE: There is no offering memorandum relating to the third private placement. All of the investors in the third private placement were previous investors and received offering memorandums from the second private placement.

8.	We acknowledge receipt of copies of the Subscription Agreements and Registration

December 7, 2006

Rights Agreements for each of the two private placements closed in the Fall of 2005 and the private placement closed in February 2006. Please file these agreements as exhibits to the Form SB-2.

RESPONSE: The Company has filed the Registration Rights Agreement and the Subscription Agreement for the first and second closings of the first private placement as exhibits to the Registration Statement on Form SB-2/A as Exhibits 10.32 and 10.33, respectively. The Registration Rights Agreement and the Subscription Agreement for the second private placement are filed as exhibits to the Registration Statement on Form SB-2 as Exhibits 10.2 and 10.13, respectively. The Company has filed the Registration Rights Agreement and the Subscription Agreement for the third private placement which closed in February 2006 as exhibits to the Registration Statement on Form SB-2/A as Exhibits 10.34 and 10.35, respectively.

Recent Financing Activities. page 2

9.
We note the disclosure in your Form 10-QSB for the quarter ended June 30, 2006 that a portion of the proceeds from the recent private placement is still held in escrow. Please update your disclosure to indicate that a portion is held in escrow and state the conditions that must be satisfied for all of the proceeds to be released.

RESPONSE: Funds are being held in escrow pending receipt of the required exemption from the  Alberta Securities Commission exempting the trading of our shares issued in the June 2006 private placement from prospectus requirements for purchasers resident in Alberta. There are $1,280,993 in funds being held in escrow awaiting satisfaction of this condition.The Company has revised page 2 of the Form SB-2/A to disclose the amount of proceeds that remain in escrow and to provide the conditions that must be satisfied for the remaining proceeds to be released.

The Offering, page 3

10.
You state that 15,547,606 shares are being offered by the selling shareholders. Please revise this figure to include the stock you are registering that is issuable upon exercise of the warrants. We note that you state on the cover page of the prospectus that you are registering for resale 22,821,417 shares of common stock.

RESPONSE: The Company has revised the number of shares being offered by the selling shareholders on page 3 of Form SB-2/A to include the stock that is issuable upon exercise of the warrants. The Company has also added 394 selling stockholders to the Selling Stockholders table on page 19 of Form SB-2/A and is registering an additional 70,597,010 shares.

Selling Stockholders, page 17

11.	Please update the information on this table to a more recent practicable date.

December 7, 2006

RESPONSE: The Company has updated the Selling Stockholders table on page 19 of the Form SB-2/A as of November 27, 2006.

12.
We note that you have identified several selling shareholders as affiliates of broker-dealers. Please identify any such selling shareholder as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RESPONSE: The Company has revised Form SB-2/A on page 18 to more clearly state that the selling shareholders identified as affiliates of broker-dealers purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

13.
Disclose whether any selling shareholder is a broker-dealer. If any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

RESPONSE: None of the selling shareholders are broker-dealers, which the Company disclosed on page 18 of the Form SB-2/A.

Description of Securities

General

14.
Please revise your disclosure, as appropriate, to reflect the recent amendments to your bylaws as disclosed in the 8-K filed June 21, 2006 in this section and in Item 24, Part II. Finally, please file the amendment to your bylaws as an exhibit to the registration statement.

RESPONSE: The Company has revised pages 91 and II-1 of Form SB-2/A to reflect the recent amendments to its bylaws disclosed in the Current Report on Form 8-K filed June 21, 2006. The Company has also filed the amendment to the bylaws as Exhibit 3.6 to the Form SB-2/A.

Exchangeable Shares, page 62

15.
We note your response to our prior comment 15, and reissue it in part. Please state that 1203647 Alberta Inc. is a subsidiary of Gran Tierra Energy, and describe how 1203647 Alberta Inc. will acquire the shares necessary to satisfy its obligations.

RESPONSE: The Company has revised page 90 of the Form SB-2/A to reflect that 1203647 Alberta Inc. is a subsidiary of Gran Tierra Energy and to explain how it will issue the common shares for exchangeable shares.

December 7, 2006

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 65

16.	We note your response to our prior comment 17 and your reference to the letter submitted by Moen and Company. Please specifically file this letter as an exhibit to the SB-2.

RESPONSE: The Company has filed the letter submitted by Moen and Company as Exhibit 16.1 to Form SB-2/A.

Exhibits

Exhibit 5.1, page II-3

17.	Please obtain and submit a revised legal opinion that does not limit who may rely on it.

RESPONSE: We have provided a revised legal opinion as Exhibit 5.1 to Form SB-2/A, which opinion will not limit who may rely on it.

Financial Statements

Pro Forma Financial Statements for the three months ended March 31, 2006 and the year ended
December 31, 2005, page F-36

18.
We understand that you will be addressing the composition of the financial statements of your predecessor entity when responding to prior comment 2 in our letter dated August 8, 2006. It will be necessary for you to revise the pro forma presentation in accordance with the resolution of that matter.

RESPONSE: Pursuant to a conversation with the Staff, the Company has included audited financial statements for the nine-month period ended September 30, 2006 in its amended Form SB-2. The pro forma financial statements for the three months ended March 31, 2006 have been updated and amended to the period ended September 30, 2006, pursuant to conversations with the Staff.

19.
Refer to your pro forma statement of operations for the three months ended March 31, 2006. We note on the “Provision for income taxes” line item that you refer to Note 3b. It appears that you may have meant to refer to Note 2b. If so, please revise the note reference accordingly.

RESPONSE: The Company should have referred to Note 2b and has revised the note on the "Provision for income taxes" line item to refer to Note 2b on page F-64 of Form SB-2/A.

Note 1- Pro Forma Adjustments to the Consolidated Balance Sheet, page F-41

December 7, 2006

Note 3 - Purchase Price Allocation, page F-41

20.
We note that $40,402,000 of the purchase price has been allocated to Argosy's oil and gas properties. However, we note that you have adjusted the "Capital Assets” line item on the pro forma balance sheet to increase it by $39,776,000. Please disclose the underlying reason for this difference in the pro forma notes.

RESPONSE: The Company has replaced the pro forma financial statements as at and for the three months ended March 31, 2006 in our Form 8-K/A with pro forma financial statements as at and for the nine months ended September 30, 2006. As a result, a pro forma balance sheet is no longer required. According to Topic 3II B of the Division of Corporation Finance Accounting Disclosure Rules and Practices, “a pro forma balance sheet is not required if an acquisition is already reflected in a historical balance sheet, however disclosures related to balance sheet accounts would still be required.” The Company has amended its Form SB-2/A beginning on page F-63 to include the financial statements and pro forma financial information provided in the Form 8-K/A.

However, if the Company were required to include a pro forma balance sheet as at March 31, 2006, it would need to revise Note 3 relating to the Purchase Price Allocation to reflect that $626,000 of parts and supply inventory, previously classified as capital assets, were reclassified as inventory.

Note 4 - Basic and Diluted Earnings Per Share. page F-42

21.
We note you have disclosed the number of shares used to compute the pro forma per share data. Please confirm the number of shares used in the pro forma per share data calculation considers the effect of the shares issued to finance the acquisition as if the acquisition had taken place as of January 1, 2005.

RESPONSE:  The number of shares used in the pro forma share data calculation in Note 4 to the Company's pro forma consolidated financial statements reflects the effect of shares issued to finance the acquisition as if the acquisition had taken place on January 1, 2005, calculated as follows:

Weighted average shares outstanding at December 31, 2005	13,538,149
Shares issued on January 1, 2005 for the purchase of Argosy	25,000,000
Shares issued to Seller as part of Argosy purchase price	870,647
Total shares at December 31, 2005 for per share data	39,408,796

Weighted average shares of Gran Tierra at March 31, 2005	44,176,362
Shares issued on January 1, 2005 for the purchase of Argosy	25,000,000
Shares issued to Seller as part of Argosy purchase price	870,647
Total shares at March 31, 2005 for per share data	70,047,009

December 7, 2006

As the result of a calculation error of 30,000 shares, the basic and diluted earnings per share should have been calculated using 70,047,009 shares of common stock at March 31, 2006 and 39,408,796 shares of common stock at December 31, 2005. Despite the error by the Company, the pro forma consolidated Basic and Diluted Earnings/(loss) per share for the period from January 1, 2006 to March 31, 2006 and for the period January 1, 2005 to December 31, 2005 remain as $0.00 and $0.03, respectively, as a result of rounding. The Company has updated Note 4 to the pro forma consolidated financial statements to include the corrected number of shares at December 31, 2005 and to include a September 30, 2006 income statement in the place of the March 31, 2006.

In the September 30, 2006 pro forma statements filed in the Company’s 8-K/A and SB-2/A, the following weighted average share amount as of September 30, 2006 has been used, to reflect the effect of shares issued to finance the acquisition as if the acquisition had taken place on January 1, 2005:

Weighted average shares outstanding at September 30, 2006	63,043,998
Shares issued on January 1, 2005 for the purchase of Argosy	25,000,000
Shares issued to Seller as part of Argosy purchase price	870,647
Total shares at September 30, 2006 for per share data	88,914,645

Argosy Energy International, LP Unaudited Interim Financial Statements, page F-43

22.	Please present a statement of income and statement of cash flows for the comparative interim period of the prior year, as required by Items 310(b) and (c) of Regulation S-B.

RESPONSE: The Company has amended its current report on Form 8-K to revise the financial statements previously provided under Item 9.01 of Form 8-K. In this amendment, the Company has presented a statement of income and statement of cash flows for the comparative interim period of the prior year. The Company has also amended its Form SB-2/A to include the financial statements provided in the Form 8-K/A.

Argosy Energy International, LP Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies and Practices, page F-71

(f) Asset Retirement Obligation, page F-72

23.
We note that Argosy has accrued for costs related to environmental remediation and abandonment of wells belonging to the Aporto Putumayo Contract. Please explain to us why you did not increase your asset retirement obligation for this assumed obligation as of the date the business combination transaction was consummated.

December 7, 2006

RESPONSE: Argosy accrued the cost of abandonment of two non-producing wells in the Aporte Putamayo Contract when the area was surrendered in 2004.  At the time of the surrender, the non-producing wells had been shut in due to uneconomic production rates; however, they had not been abandoned.  According to the contract, Ecopetrol and the Ministry for the Environment have the choice to either require Argosy to abandon the wells, or to continue production either through Ecopetrol or through reassignment of the contract to another company.  If production is continued at these wells, Argosy would have no further liability related to them.  At the time of the surrender, Argosy believed it was probable that they would be required to abandon the wells within the year, so they accrued the related costs.  The total amount accrued by Argosy, $250,000, was classified as accrued liabilities. This represents the full cost of completing the abandonment of these two wells.  Due to security concerns in the Aporte Putamayo region, the decision by Ecopetrol and the Ministry for the Environment was delayed, and still has not been resolved, although we now have information that the security situation has improved, and we are formally requesting that a decision be provided by the authorities.  We believe at this time that a decision will be made, and if there is any work required it will be completed, within one year.  Therefore, we included the $250,000 liability in accrued liabilities as of the date the business combination transaction was consummated.

Note 7 - Pension Plan, page F-76

24.	Please present a reconciliation of the beginning and ending balances of the benefit obligation related to Argosy's benefit plan as required by paragraph 5a of SFAS 132R.

RESPONSE: The Company has amended its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company presented a reconciliation of the beginning and ending balances of the benefit obligation related to Argosy’s benefit plan in Note 7 to the audited financial statements of Argosy. The Company has also amended its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A.

Note 12 - Disagreements Between Argosy Energy International and Ecopetrol, page F-81

25.
We note your disclosure in which you explain you and your customer have interpreted certain key terms of a contract differently, and you are currently seeking resolution through legal proceedings. In addition, we note you have presented an estimated value of the possible loss that you may incur if the legal proceedings do not result in your favor. Please disclose whether you have accrued any amount of this possible loss in your financial statements.

RESPONSE: The Company has amended its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company has revised Note 12 to the audited financial statements of Argosy to disclose that Argosy did not accrue any amount related to the potential loss because it is not probable that a loss will be incurred in the disagreement with Ecopetrol.  The disagreement is disclosed in the notes to the financials because it is probable that a claim will be asserted by Ecopetrol, and it is reasonably possible that the outcome will result in the loss estimated in Note

December 7, 2006

12. The Company has amended its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A. The Company has also revised the Legal Proceedings disclosure on page 77 of the SB-2/A to disclose the legal proceeding with Ecopetrol.

Supplemental Oil and Gas Information (Unaudited, page F-83

26.
We note that Argosy has capitalized unproved oil and property costs that are not yet subject to amortization. Please comply with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, which requires a description of the current status of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation; and a table showing by categories the costs making up the unproved oil and gas properties account balance.

RESPONSE: The Company has amended its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company revised Note 5 to the audited financial statements of Argosy to provide a description of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation and a table reflecting the costs constituting the unproved oil and gas properties account balance. The Company has amended its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A.

By copy of this letter, we are forwarding six marked copies of Amendment No. 3 to Form SB-2 to each of Donna Levy and Jennifer Gallagher of your office. We are also forwarding four copies of Amendment No. 3 to Form 10-KSB to Donna Levy. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott
Jason H. Scott

cc:	Donna Levy
Dana Coffield
James Hart
Louis Zehil
Jennifer Gallagher
James Murphy